FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated February 6, 2026

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

Avenida Rebouças, 2942, 6th floor

(Address of principal executive offices)

Gustavo Javier Lopez,

Chief Financial and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2026	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	CFO and IRO

30

São Paulo, February 6, 2026 – BrasilAgro (B3: AGRO3) (NYSE: LND) announces its consolidated results **for the second quarter ended December 31, 2026 ("2Q26").** The consolidated information is prepared in accordance with the International Financial Reporting Standards (IFRS).

# HIGHLIGHTS OF THE PERIOD

| (R$ thousand) | 2Q26 | 2Q25 | Change | 6M26 | 6M25 | Change |
|---|---|---|---|---|---|---|
| Revenues from Operations | 191.058 | 153.114 | 25% | 494.027 | 478.410 | 3% |
| Revenues from Farm Sales | - | - | n.a | - | 129.301 | n.a |
| **Net Sales Revenue** | **191.058** | **153.114** | **25%** | **494.027** | **607.711** | **-19%** |
| Variation in bio. asset fair value. | (7.413) | 35.248 | n.a | (23.739) | 37.859 | n.a |
| **Net Revenue[1]** | **183.645** | **188.362** | **-3%** | **470.288** | **645.570** | **-27%** |
| Adj. EBITDA from Operations | 6.995 | 31.011 | -77% | 71.345 | 92.435 | -23% |
| Adj. EBITDA Margin from Oper. (%) | 4% | 20% | -16p.p. | 14% | 19% | -5p.p. |
| **Adjusted EBITDA[2]** | **6.995** | **31.011** | **-77%** | **71.345** | **200.368** | **-64%** |
| Adjusted EBITDA Margin (%) | 4% | 16% | -12p.p | 15% | 31% | -16p.p. |
| **Net Income from Operations** | 2.511 | (19.625) | n.a | (61.764) | (30.101) | n.a |
| Net Operating Margin (%) | 1% | -13% | 14p.p. | -13% | -6% | -7p.p. |
| **Net Income** | **2.511** | **(19.625)** | **n.a** | **(61.764)** | **77.832** | **n.a** |
| Net Income Margin (%) | 1% | -10% | 11p.p. | -13% | 12% | -25p.p. |

[1] Receita Líquida Total: Considera a movimentação de valor justo de ativos biológicos e produtos agrícolas e reversão de provisão do valor recuperável de produtos agrícolas, líquida.

[2] O EBITDA Ajustado foi calculado excluindo os ganhos dos ativos biológicos em formação (cana-de-açúcar e grãos), ajustado pelo resultado de derivativos realizado da safra e pelas despesas de depreciação incluindo: depreciação dos ativos imobilizados das fazendas e depreciação das áreas desenvolvidas e depreciação da cultura permanente.

| Net Revenue (R$ thousand) | 2Q26 | 2Q25 | Chg. (%) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|---|---|---|
| **Total** | **191.058** | **153.114** | **25%** | **494.027** | **478.410** | **3%** |
| Soybean | 61.080 | 46.045 | 33% | 181.639 | 164.808 | 10% |
| Corn | 35.759 | 13.871 | n.a | 55.297 | 30.506 | 81% |
| Beans | 2.278 | 1.591 | 43% | 5.168 | 1.832 | n.a |
| Feather Cotton | 31.213 | 17.272 | 81% | 47.710 | 31.533 | 51% |
| Seed Cotton | 5.303 | 3.753 | 41% | 9.422 | 5.786 | 63% |
| Sugarcane | 28.133 | 63.402 | -56% | 156.866 | 228.740 | -31% |
| Cattle Raising | 23.904 | 3.415 | n.a | 34.012 | 9.298 | n.a |
| Leasing | 2.366 | 2.688 | -12% | 3.594 | 4.618 | -22% |
| Others | 1.023 | 1.076 | -5% | 320 | 1.288 | -75% |

| Quantity Sold (Ton) | 2Q26 | 2Q25 | Chg. (%) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|---|---|---|
| **Total** | **258.838** | **398.424** | **-35%** | **1.159.397** | **1.476.746** | **-21%** |
| Soybean | 27.906 | 22.293 | 25% | 91.141 | 79.085 | 15% |
| Corn | 50.075 | 18.278 | n.a | 73.851 | 42.396 | 74% |
| Beans | 755 | 802 | -6% | 1.504 | 896 | 68% |
| Feather Cotton | 4.264 | 1.766 | n.a | 6.615 | 3.369 | 96% |
| Seed Cotton | 5.633 | 4.754 | 18% | 10.082 | 8.208 | 23% |
| Sugarcane | 167.432 | 349.550 | -52% | 971.466 | 1.340.673 | -28% |
| Cattle Raising | 2.327 | 388 | n.a | 3.353 | 1.165 | n.a |
| Others | 447 | 594 | -25% | 1.385 | 952 | 45% |

## Hedge Position on December 31, 2025

| Hedge Position - Exchange | 25/ 26 | | |
|---|---|---|---|
| **Soybeans** | 1Q26 | 2Q26 | Chg. % |
| % | 42% | 54% | 12 p.p. |
| R$/ USD | 6,19 | 6,11 | -1% |
| **Cotton** | 1Q26 | 2Q26 | Chg. % |
| % | 55% | 55% | n.a |
| c/ lb | 6,65 | 6,65 | n.a |
| **Farm Sale Receivables** | 1Q26 | 2Q26 | Chg. % |
| % | 44% | 46% | 2 p.p. |
| R$/ USD | 6,16 | 6,16 | n.a |

| Hedge Position - Commodity | 25/ 26 | | |
|---|---|---|---|
| **Soybeans** | 1Q26 | 2Q26 | Chg. % |
| % | 55% | 65% | 10 p.p. |
| USD/ bu | 10,72 | 10,78 | 2% |
| **Cotton** | 1Q26 | 2Q26 | Chg. % |
| % | 53% | 53% | n.a |
| c/ lb | 69,24 | 69,24 | n.a |
| **Farm Sale Receivables** | 1Q26 | 2Q26 | Chg. % |
| % | 52% | 63% | 11 p.p. |
| USD/ bu | 10,68 | 10,82 | 1% |
| **Corn** | 1Q26 | 2Q26 | Chg. % |
| % | 16% | 27% | 11 p.p. |
| R$/ sc | 51,86 | 53,77 | 4% |
| **Ethanol** | 1Q26 | 2Q26 | Chg. % |
| % | 49% | 51% | 2 p.p. |
| R$/ m3 | 2.684 | 2.678 | n.a |
| **Total recoverable sugars** | 1Q26 | 2Q26 | Chg. % |
| % | 80% | 97% | 17 p.p. |
| R$/ kg ATR | 1,19 | 1,19 | n.a |

## Status of Input Acquisitions

**2025/ 26 Harvest**

| Input – % Purchased | apr/ 25 | aug/ 25 | oct/ 25 | jan/ 26 |
|---|---|---|---|---|
| Nitrogenous | - | 19% | 19% | 100% |
| Potassium chloride | 50% | 81% | 81% | 97% |
| Phosphates | 45% | 89% | 89% | 94% |
| NPK - Formulated | 10% | 75% | 100% | 100% |
| Defensives | 10% | 75% | 75% | 93% |

# Projections 2025/26 Crop Year

| Planted Area (ha) | 24/25 Harvest realized | 25/26 Harvest estimated | Chg. (%) | 25/26 Harvest projected | Chg. (%) |
|---|---|---|---|---|---|
| Soybean | 75.541 | 79.344 | 5% | 78.020 | -2% |
| Corn | 6.506 | 11.012 | 69% | 10.817 | -2% |
| Corn - 2nd Crop | 12.827 | 16.316 | 27% | 16.712 | 2% |
| Beans | 1.720 | 786 | -54% | - | n.a |
| Beans - 2nd Crop | 5.448 | 5.873 | 8% | 3.724 | -37% |
| Cotton | 6.420 | 1.898 | -70% | 2.130 | 12% |
| Cotton - 2nd Crop | 3.249 | 2.214 | -32% | 1.353 | -39% |
| Ratoon Cane | 26.028 | 27.051 | 4% | 27.372 | 1% |
| Plant Cane | 4.829 | 2.627 | -46% | 4.003 | 52% |
| Pasture | 16.115 | 8.649 | -46% | 8.649 | n.a |
| Others | 14.382 | 16.841 | 17% | 17.078 | 1% |
| **Total** | **173.067** | **172.610** | **n.a** | **169.858** | **-2%** |

| Production by crop (ton) | 24/25 Harvest realized | 25/26 Harvest estimated | Chg. (%) | 25/26 Harvest projected | Chg. (%) |
|---|---|---|---|---|---|
| Soybean | 214.742 | 252.022 | 17% | 249.640 | -1% |
| Corn | 45.431 | 64.872 | 43% | 67.276 | 4% |
| Corn - 2nd Crop | 71.487 | 99.230 | 39% | 100.893 | 2% |
| Beans | 676 | 954 | 41% | - | n.a |
| Beans - 2nd Crop | 4.288 | 7.274 | 70% | 4.351 | -40% |
| Cotton | 17.248 | 8.427 | -51% | 8.643 | 3% |
| Cotton - 2nd Crop | 12.187 | 9.808 | -20% | 7.103 | -28% |
| **Total** | **366.059** | **442.587** | **21%** | **437.907** | **-1%** |

| Sugarcane Harvest Year Result | 2025 Harvest estimated (Apr/01 to Dec/31) | 2025 Harvest realized (Apr/01 to Dec/31) | Chg. (%) | 2026 Harvest estimated (Apr/01 to Dec/31) | Chg. (%) |
|---|---|---|---|---|---|
| Tons harvested | 2.272.136 | 1.741.625 | -23% | 2.176.350 | -4% |
| Hectares harvested | 26.326 | 25.782 | -2% | 27.372 | 4% |
| TCH - Harvest tons per hectares | 86,31 | 67,55 | -22% | 79,51 | -8% |

| Cattle Raising | 24/25 Harvest Realized | 25/26 Harvest Estimated | Chg. (%) | 25/26 Harvest Projected | Chg. (%) |
|---|---|---|---|---|---|
| Hectares | 16.115 | 8.649 | -46% | 8.649 | n.a |
| Number of heads | 18.152 | 11.567 | -36% | 11.637 | 1% |
| Meat production (kg) | 2.236.307 | 1.909.570 | -15% | 1.743.378 | -9% |
| Weight Gain per Day | 0,49 | 0,47 | -4% | 0,45 | -5% |
| Weight Gain per hectare | 139 | 221 | 59% | 202 | -9% |

| 25/26 Harvest (%) Estimated | Soybean | Corn | Corn - 2nd Crop | Beans | Cotton | Sugarcane | Cattle Raising |
|---|---|---|---|---|---|---|---|
| **Variable costs** | **76%** | **82%** | **92%** | **97%** | **95%** | **68%** | **65%** |
| Seeds | 11% | 13% | 14% | 13% | 11% | 0% | 0% |
| Fertilizers | 21% | 29% | 39% | 13% | 23% | 11% | 0% |
| Defensives | 16% | 14% | 10% | 19% | 22% | 6% | 0% |
| Agricultural services | 25% | 25% | 27% | 39% | 26% | 38% | 0% |
| Fuels and Lubricants | 1% | 1% | 2% | 3% | 2% | 8% | 0% |
| Maintenance of machines and instruments | 0% | 0% | 0% | 0% | 0% | 0% | 7% |
| Animal Feed | 0% | 0% | 0% | 0% | 0% | 0% | 53% |
| Others | 1% | 0% | 1% | 9% | 11% | 4% | 5% |
| **Fixed costs** | **24%** | **18%** | **8%** | **3%** | **5%** | **32%** | **35%** |
| Labor | 9% | 6% | 7% | 3% | 1% | 3% | 18% |
| Depreciation and amortization | 1% | 1% | 1% | 0% | 0% | 13% | 13% |
| IFRS 16 | 13% | 9% | 0% | 0% | 1% | 16% | 0% |
| Others | 1% | 2% | 0% | 0% | 2% | 0% | 4% |

| Production Cost (R$/ha) | 24/25 Harvest Realized | 25/26 Harvest Estimated | Chg. (%) | 25/26 Harvest Projected | Chg. (%) |
|---|---|---|---|---|---|
| Soybeans[1] | 4.904 | 5.247 | 7% | 5.173 | -1% |
| Corn[1] | 5.069 | 4.698 | -7% | 4.806 | 2% |
| Corn 2nd Crop | 4.059 | 4.211 | 4% | 4.550 | 8% |
| Beans | 4.296 | 4.121 | -4% | - | n.a |
| Beans 2nd Crop | 2.034 | 2.691 | 32% | 2.490 | -7% |
| Cotton | 10.765 | 12.303 | 14% | 11.888 | -3% |
| Cotton 2nd Crop + Pivot | 13.746 | 15.421 | 12% | 16.125 | 5% |
| Sugarcane | 10.158 | 11.735 | 16% | 11.082 | -6% |

[1] includes area opening amortization

Note that the estimates are hypothetical and do not constitute a guarantee of performance. To learn more about the operational estimates of the Company, refer to the section on projections in our Reference Form.

# MESSAGE FROM MANAGEMENT

In the second quarter of the 2025/2026 harvest year, the Company reported net income of R$2.5 million, while results for the first six months of the fiscal year remained negative, with a net loss of R$61.8 million. Adjusted EBITDA totaled R$71.3 million for the period. Performance during the period was primarily impacted by the lower contribution from sugarcane over the semester, partially offset by the consistent performance of the Company's other crops and by strategic commercialization decisions implemented throughout the cycle.

The period was marked by the conclusion of sales of grain inventories from the previous year, which had been strategically carried forward. This strategy enabled the Company to capture improved pricing levels over the semester, contributing positively to revenue and highlighting the flexibility of our operational and commercial model across different market environments.

In the first six months of the fiscal year, Net Operating Revenue totaled R$494.0 million, representing 3% growth compared to the same period of the previous year, despite pressure from the reduced share of sugarcane in the revenue mix. Excluding sugarcane, commercial performance was robust, with meaningful growth in both revenue and volumes sold, driven primarily by grains and cotton.

Financial results continued to negatively impact consolidated performance, reflecting a more challenging macroeconomic environment characterized by elevated interest rates and increased foreign exchange volatility. This scenario resulted in higher debt costs and fair value adjustments on receivables from farmland sales, influenced by the appreciation of the Brazilian real and the decline in soybean prices. It is important to note that these effects are non-cash and temporary in nature.

Throughout the period, the Company maintained a strong pace of investments, focused on CAPEX for land transformation and area restructuring, as well as the expansion of irrigation projects. These investments are aligned with our strategy to enhance operational efficiency, mitigate climate-related risks, and prepare our assets for more productive future cycles.

From both an operational and economic standpoint, the current crop season is developing under more balanced conditions across the regions where we operate. This supports expectations of improved productivity and better absorption of fixed costs during the second half of the crop year, reinforcing the outlook for margin recovery and improved financial results.

We remain firmly committed to transparency and sustainable value creation. During the period, we once again published our Sustainability Report, consolidating the Company's progress across environmental, social, and governance dimensions, as well as highlighting the continued strengthening of initiatives led by the Instituto BrasilAgro.

We continue to execute our strategy with discipline, focusing on operational efficiency, prudent capital allocation, and long-term value creation. We believe that the actions implemented, combined with our structural investments and the gradual improvement in the operating environment, position the Company well to deliver stronger results throughout the remainder of the harvest year.

**André Guillaumon, CEO BrasilAgro**

# PROPERTY PORTFOLIO

The Company's property portfolio comprises 252,796 hectares across six Brazilian states, as well as Paraguay and Bolivia.

The current mix of production area, which includes owned and leased land, enables greater flexibility in portfolio management and reduces volatility in operating cash flow.

| | Brazil | Bolivia | Paraguay | Total | % total |
|---|---|---|---|---|---|
| Owned Arable Area | 77.681 | 8.978 | 32.408 | 119.067 | 63% |
| Leased Arable Area | 68.595 | 1.065 | - | 69.660 | 37% |
| **Total Arable Area** | **146.276** | **10.043** | **32.408** | **188.727** | - |
| Reserve + Owned Areas* | 36.714 | 1.042 | 26.313 | 64.069 | - |
| **Total** | | | | **252.796** | - |

Only the legal reserves and APP (permanent preservation area) of the company's own areas are under its management.

# OPERATIONAL PERFORMANCE 2025/26

The table below shows the cultivated area for the 2025/26 crop year by region.

| Crop | BA | SP | MA | MT | PI | Brasil | Bolivia | Paraguay | Total |
|---|---|---|---|---|---|---|---|---|---|
| Ratoon Cane | - | 5.300 | 15.487 | 4.542 | - | 25.329 | 2.043 | - | **27.372** |
| Plant Cane | - | 1.083 | 2.878 | - | - | 3.961 | 42 | - | **4.003** |
| Soybean | 18.109 | 533 | 5.752 | 31.904 | 11.233 | 67.531 | 4.339 | 6.151 | **78.020** |
| Corn | 368 | - | 774 | 1.400 | 4.816 | 7.358 | - | 3.459 | **10.817** |
| Corn 2nd Crop | 248 | - | 1.552 | 14.912 | - | 16.712 | - | - | **16.712** |
| Bean | - | - | - | - | - | - | - | - | **-** |
| Bean 2nd Crop | 575 | - | - | 3.149 | - | 3.724 | - | - | **3.724** |
| Cotton | 1.541 | - | - | - | - | 1.541 | - | 588 | **2.130** |
| Cotton 2nd Crop | 1.353 | - | - | - | - | 1.353 | - | - | **1.353** |
| Others | 12.388 | - | - | - | - | 12.388 | 194 | 4.496 | **17.078** |
| **Agricultural Total** | **34.582** | **6.916** | **26.443** | **55.907** | **16.049** | **139.896** | **6.617** | **14.694** | **161.208** |
| Pasture | 2.683 | - | - | 1.062 | - | 3.745 | - | 4.904 | **8.649** |
| **Grand Total** | **37.265** | **6.916** | **26.443** | **56.969** | **16.049** | **143.642** | **6.617** | **19.598** | **169.858** |

Following the conclusion of grain planting, the total planted area decreased by 2% compared to the initial estimate. This variation primarily reflects a reduction in soybean and second-crop bean acreage, resulting from strategic and budgetary adjustments.


Production Area by Crop
10%
2%
5%
169.858
hectares
46%
19%
2%
16%
Soybeans
Corn and Corn 2nd Crop
Beans and Beans 2nd Crop
Sugarcane
Pasture
Cotton
Others


Production Area by Property
169.858
hectares
50%
43%
7%
Owned Area Operated by BrasilAgro
Leased to third parties
Leased Area Operated by BrasilAgro

## Grains and Cotton

| Production per product (tons) | 24/25 Harvest Realized | 25/26 Harvest Estimated | Chg. (%) | 25/26 Harvest Projected | Chg. (%) |
|---|---|---|---|---|---|
| Soybean | 214.742 | 252.022 | 17% | 249.640 | -1% |
| Corn | 45.431 | 64.872 | 43% | 67.276 | 4% |
| Corn - 2nd Crop | 71.487 | 99.230 | 39% | 100.893 | 2% |
| Beans | 676 | 954 | 41% | - | n.a |
| Beans - 2nd Crop | 4.288 | 7.274 | 70% | 4.351 | -40% |
| Cotton | 17.248 | 8.427 | -51% | 8.643 | 3% |
| Cotton - 2nd Crop | 12.187 | 9.808 | -20% | 7.103 | -28% |
| **Total** | **366.059** | **442.587** | **21%** | **437.907** | **-1%** |

Following the review of the crop mix and adjustments to planted areas, the outlook for the 2025/26 crop year remains positive, despite irregular rainfall at the start of the cycle, which later stabilized and has supported strong production levels.

Soybeans are showing healthy development, with low incidence of pests and diseases, well-distributed rainfall across the MATOPIBA region (which includes areas in the states of Maranhão, Tocantins, Piauí and Bahia), and harvest just beginning in Mato Grosso.

To date, 8% of the soybean crop has been harvested. Corn and bean harvests are scheduled for April, while cotton harvest is expected to commence at the end of May.

## Sugarcane

| Sugarcane Harvest Year Result | 2024 Harvest Realized (Apr/01 to Dec/31) | 2025 Harvest Estimated (Apr/01 to Dec/31) | Chg. (%) | 2025 Harvest Realized (Apr/01 to Dec/31) | Chg. (%) |
|---|---|---|---|---|---|
| Tons harvested | 2.060.451 | 2.272.136 | 10% | 1.741.625 | -23% |
| Hectares harvested | 25.132 | 26.326 | 5% | 25.782 | -2% |
| TCH - Harvest tons per hectares | 81,98 | 86,31 | 5% | 67,55 | -22% |

The sugarcane harvest was completed in November, with 1.7 million metric tons of sugarcane, corresponding to 67.55 tons of cane per hectare (TCH).

Performance fell short of expectations, due to the advanced age of the sugarcane fields, which amplified the impact of high temperatures during crop formation and water deficits during crop development. Additionally, frost events in Brotas (SP), pest outbreaks in Mato Grosso, and a fire in September that affected part of São José Farm further contributed to the decline in productivity during the period.

For the 2026 sugarcane crop, we estimate production of 2.1 million metric tons, with TCH of 79.51, reflecting the renewal of the fields and the normalization of production conditions.

## Cattle Raising

| Cattle Raising | 24/25 Harvest Realized | 25/26 Harvest Estimated | Chg. (%) | 25/26 Harvest Realized | Chg. (%) |
|---|---|---|---|---|---|
| Hectares | 16.115 | 8.649 | -46% | 8.526 | -1% |
| Number of heads | 18.152 | 11.567 | -36% | 10.529 | -9% |
| Meat production (kg) | 2.236.307 | 1.909.570 | -15% | 549.199 | -71% |
| Weight Gain per Day | 0,49 | 0,47 | -4% | 0,31 | -33% |
| Weight Gain per hectare | 138,77 | 220,78 | 59% | 64,41 | -71% |

We have an inventory of 10,500 head of cattle distributed over 8,526 hectares of active pasture in Brazil and Paraguay.

# FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

## Seasonality

### PLANTING AND HARVESTING SCHEDULE

The agribusiness sector witnesses seasonality throughout the crop year, especially due to the cycles of each crop and the development of crops that depend on specific weather conditions. Consequently, the Company's operating revenues are also seasonal as they are directly related to crop cycles. In addition, the commercial strategy adopted for each crop year also has seasonal effects and directly impacts the Company's results. In the first and second quarters (July through December), net revenue from grains and cotton is usually lower. On the other hand, sugarcane generates net revenue more evenly during the crop year.


Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Soybeans
Planting
Crop
Corn
Planting
Crop
Cornd 2nd Crop
Crop
Planting
Beans 2nd Crop
Planting
Crop
Cotton
Crop
Planting
Cotton 2nd Crop
Crop
Planting
Sugarcane
Crop
Planting
Crop

## EBITDA and Adjusted EBITDA

EBITDA is presented according to accounting standards, based on Net Income adjusted for interest, taxes, depreciation and amortization.

Adjusted EBITDA was calculated excluding gains from biological assets in formation (sugarcane and grains), adjusted by the realized gains/losses on derivatives and depreciation expenses, including depreciation of the farms' fixed assets, depreciation of the developed areas and depreciation of the permanent crop.

| EBITDA (R$ thousand) | 2Q26 | 2Q25 | Chg. (%) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|---|---|---|
| **Net Loss ex-farm sale** | 2.511 | (19.625) | n.a | (61.764) | 77.832 | n.a |
| Interest | 1.077 | 75.735 | n.a | 41.143 | 75.963 | -46% |
| Taxes | (19.683) | (24.503) | -20% | (32.838) | (22.205) | 48% |
| Depreciations and amortizations | 13.423 | 9.408 | 43% | 47.365 | 50.514 | -6% |
| **EBITDA** | (2.672) | 41.015 | n.a | (6.094) | 182.104 | n.a |

| **Adjusted EBITDA (R$ thousand)** | **2Q26** | **2Q25** | **Chg. (%)** | 6M26 | 6M25 | **Chg. (%)** |
|---|---|---|---|---|---|---|
| **Net Loss ex-farm sale** | **2.511** | **(19.625)** | **n.a** | **(61.764)** | **77.832** | **n.a** |
| Interest | 1.077 | 75.735 | n.a | 41.143 | 75.963 | -46% |
| Taxes | (19.683) | (24.503) | -20% | (32.838) | (22.205) | 48% |
| Depreciations and Amortizations | 13.423 | 9.408 | 43% | 47.365 | 50.514 | -6% |
| Elimination of biological gains | 7.413 | (35.248) | n.a | 23.739 | (37.859) | n.a |
| Accomplish Fair Value - Biological Asset | (939) | 23.767 | n.a | 40.926 | 56.408 | -27% |
| Derivatives Results | 3.193 | 1.477 | n.a | 12.773 | (285) | n.a |
| **Adjusted EBITDA** | **6.995** | **31.011** | **-77%** | **71.345** | **200.368** | **-64%** |

## EBITDA and Adjusted EBITDA from Operations

| EBITDA (R$ thousand) | 2Q26 | 2Q25 | Chg. (%) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|---|---|---|
| **Net Loss ex-farm sale** | 2.511 | (19.625) | n.a | (61.764) | (30.101) | n.a |
| Interest | 1.077 | 75.735 | n.a | 41.143 | 75.963 | -46% |
| Taxes | (19.683) | (24.503) | -20% | (32.838) | (22.205) | 48% |
| Depreciations and amortizations | 13.423 | 9.408 | 43% | 47.365 | 50.514 | -6% |
| EBITDA | (2.672) | 41.015 | n.a | (6.094) | 74.171 | n.a |

| Adjusted EBITDA (R$ thousand) | 2Q26 | 2Q25 | Chg. (%) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|---|---|---|
| **Net Loss ex-farm sale** | 2.511 | (19.625) | n.a | (61.764) | (30.101) | n.a |
| Interest | 1.077 | 75.735 | n.a | 41.143 | 75.963 | -46% |
| Taxes | (19.683) | (24.503) | -20% | (32.838) | (22.205) | 48% |
| Depreciations and Amortizations | 13.423 | 9.408 | 43% | 47.365 | 50.514 | -6% |
| Elimination of biological gains | 7.413 | (35.248) | n.a | 23.739 | (37.859) | n.a |
| Accomplish Fair Value - Biological Asset | (939) | 23.767 | n.a | 40.926 | 56.408 | -27% |
| Derivatives Results | 3.193 | 1.477 | n.a | 12.773 | (285) | n.a |
| Adjusted EBITDA | 6.995 | 31.011 | -77% | 71.345 | 92.435 | -23% |

## Statement of Income

### NET SALES REVENUE

| **Net Revenue (R$ thousand)** | **2Q26** | **2Q25** | **Chg. (%)** | **6M26** | **6M25** | **Chg. (%)** |
|---|---|---|---|---|---|---|
| **Total** | **191.058** | **153.114** | **25%** | **494.027** | **607.711** | **-19%** |
| Sale of Farm | - | - | n.a | - | 129.301 | n.a |
| Sale of Agricultural Products | 191.058 | 153.114 | 25% | 494.027 | 478.410 | 3% |

### SALE OF FARM

| Farm Sales (R$ thousand) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|
| Nominal Value of Sale | - | 192.008 | n.a |
| Present Value Adjustment | - | (62.707) | n.a |
| **Revenue from Farms Sale** | **-** | **129.301** | **n.a** |
| Sales Taxes | - | (4.500) | n.a |
| Selling Costs | - | (16.868) | n.a |
| **Farm Sale Gain** | **-** | **107.933** | **n.a** |

In 6M26, there were no gains from farm sales, whereas in 6M25 these gains amounted to R$107.9 million, thanks to the completion of the second phase of the Alto Taquari farm sale (R$103.3 million) and the sale of the Rio do Meio farm (R$4.6 million).

## SALE OF AGRICULTURAL PRODUCTS

| Net Revenue (R$ thousand) | 2Q26 | 2Q25 | Chg. (%) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|---|---|---|
| **Total** | **191.058** | **153.114** | **25%** | **494.027** | **478.410** | **3%** |
| Soybean | 61.080 | 46.045 | 33% | 181.639 | 164.808 | 10% |
| Corn | 35.759 | 13.871 | n.a | 55.297 | 30.506 | 81% |
| Beans | 2.278 | 1.591 | 43% | 5.168 | 1.832 | n.a |
| Feather Cotton | 31.213 | 17.272 | 81% | 47.710 | 31.533 | 51% |
| Seed Cotton | 5.303 | 3.753 | 41% | 9.422 | 5.786 | 63% |
| Sugarcane | 28.133 | 63.402 | -56% | 156.866 | 228.740 | -31% |
| Cattle Raising | 23.904 | 3.415 | n.a | 34.012 | 9.298 | n.a |
| Leasing | 2.366 | 2.688 | -12% | 3.594 | 4.618 | -22% |
| Others | 1.023 | 1.076 | -5% | 320 | 1.288 | -75% |

| Quantity sold (tons) | 2Q26 | 2Q25 | Chg. (%) | 1Q26 | 1Q25 | Chg. (%) |
|---|---|---|---|---|---|---|
| **Total** | **258.838** | **398.424** | **-35%** | **1.159.397** | **1.476.746** | **-21%** |
| Soybean | 27.906 | 22.293 | 25% | 91.141 | 79.085 | 15% |
| Corn | 50.075 | 18.278 | n.a | 73.851 | 42.396 | 74% |
| Beans | 755 | 802 | -6% | 1.504 | 896 | 68% |
| Feather Cotton | 4.264 | 1.766 | n.a | 6.615 | 3.369 | 96% |
| Seed Cotton | 5.633 | 4.754 | 18% | 10.082 | 8.208 | 23% |
| Sugarcane | 167.432 | 349.550 | -52% | 971.466 | 1.340.673 | -28% |
| Cattle Raising | 2.327 | 388 | n.a | 3.353 | 1.165 | n.a |
| Others | 447 | 594 | -25% | 1.385 | 952 | 45% |

In 6M26, net revenue totaled R$494.0 million, representing a 3% increase compared to 6M25. Revenue growth was observed for most crops; however, it was offset by a 27% decline in sugarcane sales volume, reflecting lower-than-expected performance of the sugarcane fields during the period.

Excluding the sugarcane crop, net revenue increased by 35%, rising from R$249.7 million in 6M25 to R$337.2 million in 6M26, mainly driven by strong results from corn, soybeans and cotton lint, which recorded significant increases in sales volumes. On the same comparison basis, total tons sold grew by 38%, increasing from 136.1 thousand tons in 6M25 to 188.0 thousand tons in 6M26, highlighting the solid operational performance of the other crops throughout the semester.

The increase in cattle raising revenue stems from the sale of cattle from Preferência Farm, reflecting the capture of favorable cattle price levels observed in recent crop years.

## VARIATION IN FAIR VALUE OF BIOLOGICAL ASSETS

| Changes in the fair value of biological assets (R$ thousand) | 2Q26 | 2Q25 | Chg. (%) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|---|---|---|
| **Total** | **(7.803)** | **35.051** | **n.a** | **(24.778)** | **39.685** | **n.a** |
| Soybean | 10.534 | 6.173 | 71% | 9.089 | 5.087 | 79% |
| Corn | (228) | (206) | 11% | (2.233) | (2.951) | -24% |
| Cotton | 4.677 | 507 | n.a | (13.617) | (3.224) | n.a |
| Sugarcane | (16.683) | 24.020 | n.a | (11.787) | 31.577 | n.a |
| Cattle Raising | (5.860) | 4.759 | n.a | (5.737) | 9.585 | n.a |
| Others | (241) | (201) | 20% | (493) | (389) | 27% |

The variation in the fair value of biological assets is calculated by the difference between the harvested volume at market value (net of selling expenses and taxes) and production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at fair value at the time of harvest taking into account the market price in the corresponding distribution channel of each farm.

## IMPAIRMENT (REVERSAL OF PROVISION FOR RECOVERABLE VALUE OF AGRICULTURAL PRODUCTS, NET)

A provision for adjustment of inventories to the net realizable value of the agricultural products is created when the value recorded in inventory is higher than the realization value. The realization value is the estimated sales price during the normal course of business less the estimated selling expenses.

| Reversal of provision for agricultural products after harvest (R$ thousand) | 2Q26 | 2Q25 | Chg. (%) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|---|---|---|
| **Total** | **390** | **197** | **98%** | **1.039** | **(1.826)** | **n.a** |
| Soybean | 17 | (23) | n.a | (506) | (87) | n.a |
| Corn | 372 | 219 | 70% | 1.544 | 233 | n.a |
| Cotton | - | - | n.a | - | (1.855) | n.a |
| Others | - | - | n.a | 1 | (118) | n.a |

## COST OF GOODS SOLD (COGS)

| (R$ thousand) | 2Q26 | 2Q25 | Chg. (%) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|---|---|---|
| **Cost of Goods Sold** | **(167.864)** | **(99.788)** | **68%** | **(418.355)** | **(368.307)** | **14%** |
| Soybean | (48.867) | (39.499) | 24% | (133.162) | (121.049) | 10% |
| Corn | (30.400) | (14.733) | n.a | (46.121) | (36.978) | 25% |
| Bean | (1.760) | (1.668) | 6% | (5.054) | (2.073) | n.a |
| Feather Cotton | (32.688) | (14.215) | n.a | (51.860) | (27.589) | 88% |
| Seed Cotton | (4.841) | (3.785) | 28% | (9.023) | (12.588) | -28% |
| Sugarcane | (20.893) | (18.764) | 11% | (131.170) | (147.152) | -11% |
| Cattle Raising | (23.061) | (2.767) | n.a | (33.491) | (8.548) | n.a |
| Leasing | (525) | (553) | -5% | (1.051) | (1.062) | -1% |
| Others | (4.829) | (3.803) | 27% | (7.423) | (11.269) | -34% |

| (R$ thousand) | 2Q26 | 2Q25 | Chg. (%) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|---|---|---|
| **Total Cost of Goods Sold** | **(166.926)** | **(123.556)** | **35%** | **(459.282)** | **(424.716)** | **8%** |
| Soybean | (62.576) | (42.975) | 46% | (179.426) | (145.002) | 24% |
| Corn | (33.276) | (12.776) | n.a | (50.281) | (33.290) | 51% |
| Bean | (1.760) | (1.668) | 6% | (5.054) | (2.073) | n.a |
| Feather Cotton | (27.564) | (15.699) | 76% | (43.769) | (29.155) | 50% |
| Seed Cotton | (5.904) | (4.160) | 42% | (9.301) | (6.947) | 34% |
| Sugarcane | (7.840) | (39.193) | -80% | (129.998) | (187.571) | -31% |
| Cattle Raising | (23.061) | (2.767) | n.a | (33.491) | (8.548) | n.a |
| Leasing | (525) | (553) | -5% | (1.051) | (1.062) | -1% |
| Others | (4.421) | (3.765) | 17% | (6.911) | (11.069) | -38% |

In 6M26, total cost of goods sold (COGS) increased by 8% compared to 6M25, primarily reflecting higher sales volumes during the period, with notable growth in corn, soybeans, cotton lint, and cattle raising—segments that showed significant increases in sales. Such increase was partially offset by the reduction in sugarcane COGS, due to the lower volume processed in the period.

## GROSS INCOME BY CROP

| Soybeans | 2Q26 | 2Q25 | Chg. (%) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|---|---|---|
| Quantity sold (tons) | 27.906 | 22.293 | 25% | 91.141 | 79.085 | 15% |
| Net Revenue | 61.080 | 46.045 | 33% | 181.639 | 164.808 | 10% |
| Unit Price (R$/ton) | 2.189 | 2.065 | 6% | 1.993 | 2.084 | -4% |
| Total Cost | (48.867) | (39.499) | 24% | (133.162) | (121.049) | 10% |
| Cost (R$/ton) | (1.751) | (1.772) | -1% | (1.461) | (1.531) | -5% |
| Gross Unit Result (R$/ton) | 438 | 294 | 49% | 532 | 553 | -4% |
| % Gross Result | 20% | 14% | 6 p.p | 27% | 27% | n.a |
| **Total** | **12.213** | **6.547** | **87%** | **48.477** | **43.759** | **11%** |

In 6M26, gross margin remained at 27%, in line with 6M25. Despite a 5% reduction in unit costs, a 4% decline in the average soybean price weighed on results. In addition, the quarterly sales mix — with a higher volume concentrated in 1Q26, a period marked by lower prices compared to those observed in 2Q26 — contributed to the stability of the margin for the six-month period.

| Corn | 2Q26 | 2Q25 | Chg. (%) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|---|---|---|
| Quantity sold (tons) | 50.075 | 18.278 | n.a | 73.851 | 42.396 | 74% |
| Net Revenue | 35.759 | 13.871 | n.a | 55.297 | 30.506 | 81% |
| Unit Price (R$/ton) | 714 | 759 | -6% | 749 | 720 | 4% |
| Total Cost | (30.400) | (14.733) | n.a | (46.121) | (36.978) | 25% |
| Cost (R$/ton) | (607) | (806) | -25% | (625) | (872) | -28% |
| Gross Unit Result (R$/ton) | 107 | (47) | n.a | 124 | (153) | n.a |
| % Gross Result | 15% | -6% | 21 p.p | 17% | -21% | 38 p.p |
| **Total** | **5.359** | **(862)** | **n.a** | **9.176** | **(6.472)** | **n.a** |

In 6M26, corn posted gross margin of 17%, reversing the negative result recorded in 6M25. this performance reflects a reduction in unit costs, in addition to a slight improvement in the average price during the period.

Note that all corn sold in 6M26 pertains to the 2024/25 harvest, whereas in 6M25, the entire volume sold was from the 2023/24 harvest.

| Beans | 2Q26 | 2Q25 | Chg. (%) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|---|---|---|
| Quantity sold (tons) | 755 | 802 | -6% | 1.504 | 896 | 68% |
| Net Revenue | 2.278 | 1.591 | 43% | 5.168 | 1.832 | n.a |
| Unit Price (R$/ton) | 3.019 | 1.984 | 52% | 3.437 | 2.044 | 68% |
| Total Cost | (1.760) | (1.668) | 6% | (5.054) | (2.073) | n.a |
| Cost (R$/ton) | (2.333) | (2.080) | 12% | (3.361) | (2.312) | 45% |
| Gross Unit Result (R$/ton) | 686 | (96) | n.a | 76 | (268) | n.a |
| % Gross Result | 23% | -5% | 28 p.p | 2% | -13% | 15 p.p |
| **Total** | **518** | **(77)** | **n.a** | **114** | **(240)** | **n.a** |

In 6M26, beans posted gross margin of 2%, reversing the negative result recorded in 6M25. The improvement was driven by an increase in the average price, partially offset by higher unit costs.

| Sugarcane | 2Q26 | 2Q25 | Chg. (%) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|---|---|---|
| Quantity sold (tons) | 167.432 | 349.550 | -52% | 971.466 | 1.340.673 | -28% |
| Net Revenue | 28.133 | 63.402 | -56% | 156.866 | 228.740 | -31% |
| Unit Price (R$/ton) | 168 | 181 | -7% | 161 | 171 | -5% |
| Total Cost | (20.893) | (18.764) | 11% | (131.170) | (147.152) | -11% |
| Cost (R$/ton) | (125) | (54) | n.a | (135) | (110) | 23% |
| Gross Unit Result (R$/ton) | 43 | 128 | -66% | 26 | 61 | -57% |
| % Gross Result | 26% | 70% | -45 p.p | 16% | 36% | -20 p.p |
| **Total** | **7.240** | **44.638** | **-84%** | **25.696** | **81.588** | **-69%** |

In 6M26, sugarcane posted a gross margin of 16%, a decline of 20 p.p. compared to 6M25. The result was mainly impacted by a 28% reduction in billed volumes, resulting from wildfires in Maranhão and frost in Brotas, which negatively affected performance during the period.

| Feather Cotton | 2Q26 | 2Q25 | Chg. (%) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|---|---|---|
| Quantity sold (tons) | 4.264 | 1.766 | n.a | 6.615 | 3.369 | 96% |
| Net Revenue | 31.213 | 17.272 | 81% | 47.710 | 31.533 | 51% |
| Unit Price (R$/ton) | 7.319 | 9.780 | -25% | 7.212 | 9.359 | -23% |
| Total Cost | (32.688) | (14.215) | n.a | (51.860) | (27.589) | 88% |
| Cost (R$/ton) | (7.665) | (8.049) | -5% | (7.839) | (8.188) | -4% |
| Gross Unit Result (R$/ton) | (346) | 1.731 | n.a | (627) | 1.171 | n.a |
| % Gross Result | -5% | 18% | -23 p.p | -9% | 13% | -21 p.p |
| **Total** | **(1.475)** | **3.057** | **n.a** | **(4.150)** | **3.944** | **n.a** |

| Seed Cotton | 2Q26 | 2Q25 | Chg. (%) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|---|---|---|
| Quantity sold (tons) | 5.633 | 4.754 | 18% | 10.082 | 8.208 | 23% |
| Net Revenue | 5.303 | 3.753 | 41% | 9.422 | 5.786 | 63% |
| Unit Price (R$/ton) | 942 | 789 | 19% | 935 | 705 | 33% |
| Total Cost | (4.841) | (3.785) | 28% | (9.023) | (12.588) | -28% |
| Cost (R$/ton) | (859) | (796) | 8% | (895) | (1.534) | -42% |
| Gross Unit Result (R$/ton) | 82 | (7) | n.a | 40 | (829) | n.a |
| % Gross Result | 9% | -1% | 10 p.p | 4% | -118% | n.a |
| **Total** | **462** | **(32)** | **n.a** | **399** | **(6.801)** | **n.a** |

In 6M26, cotton lint recorded a negative gross margin of 9%, down 21 p.p. from 6M25, mainly due to the 23% drop in unit price, influenced by the sale of lower-quality volumes, which impacted the crop's performance in the quarter.

In 6M26, cottonseed recorded gross margin of 4%, primarily due to a 33% increase in unit price and a 42% drop in the cost per metric ton. Additionally, the higher billed volume helped dilute costs and improve the margin for the period.

| Cattle Raising | 2Q26 | 2Q25 | Chg. (%) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|---|---|---|
| Quantity sold (tons) | 2.327 | 388 | n.a | 3.353 | 1.165 | n.a |
| Net Revenue | 23.904 | 3.415 | n.a | 34.012 | 9.298 | n.a |
| Unit Price (R$/ton) | 10.272 | 8.812 | 17% | 10.143 | 7.981 | 27% |
| Total Cost | (23.061) | (2.767) | n.a | (33.491) | (8.548) | n.a |
| Cost (R$/ton) | (9.910) | (7.140) | 39% | (9.988) | (7.337) | 36% |
| Gross Unit Result (R$/ton) | 362 | 1.672 | -78% | 155 | 644 | -76% |
| % Gross Result | 4% | 19% | -15 p.p | 2% | 8% | -6 p.p |
| **Total** | **843** | **648** | **30%** | **521** | **750** | **-31%** |

In 6M26, cattle raising posted gross margin of 2%, down 6 p.p. from 6M25, reflecting adjustments in the herd resulting from the sale of Preferência farm, which resulted in the sale of a high cattle volume in a short period, with a negative impact on unit costs. Despite a 27% increase in unit price and a 188% rise in billed volume, cost pressures led to lower profitability in 6M26.

| Resultado Bruto Total | 2T26 | 2T25 | Var. % | 6M26 | 6M25 | Var. % |
|---|---|---|---|---|---|---|
| Soja | 12.213 | 6.547 | 87% | 48.476 | 43.759 | 11% |
| Milho | 5.359 | (862) | n.a | 9.176 | (6.472) | n.a |
| Feijão | 518 | (77) | n.a | 114 | (240) | n.a |
| Cana-de-açúcar | 7.240 | 44.638 | -84% | 25.696 | 81.588 | -69% |
| Algodão Pluma | (1.475) | 3.057 | n.a | (4.150) | 3.944 | n.a |
| Algodão Caroço | 462 | (32) | n.a | 399 | (6.801) | n.a |
| Pecuária | 843 | 648 | 30% | 521 | 750 | -31% |
| Outros | (1.966) | (592) | n.a | (4.561) | (6.424) | -29% |
| Ativos Biológicos[1] | (6.475) | 11.480 | n.a | (64.665) | (18.550) | n.a |
| **Produtos Agrícolas** | **16.719** | **64.806** | **-74%** | **11.006** | **91.553** | **-88%** |
| Ganho com venda de fazenda | - | - | n.a | - | 107.933 | n.a |
| **Total** | **16.719** | **64.806** | **-74%** | **11.006** | **199.486** | **-94%** |

[1] Ativos Biológicos = Variação do Valor Justo do Ativo Biológico + Ativos Biológicos apropriados ao custo.

Total gross income came to R$11.0 million in 6M26, a 94% decrease compared to 6M25. This result was mainly affected by the absence of gains from the sale of farms, which was recorded in the previous year, as well as the higher negative variation in biological assets, and the lower performance of sugarcane, due to reduced agricultural productivity.

## Gross Income from Derivatives

The table below presents the results by crop, taking into account the derivative transactions executed:

| Gross Income from Derivatives | 2Q26 | 2Q25 | Chg. (%) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|---|---|---|
| Soybeans | 13.346 | 15.470 | -14% | 52.480 | 48.787 | 8% |
| Corn | 4.597 | (770) | n.a | 15.106 | (5.385) | n.a |
| Beans | 518 | (77) | n.a | 114 | (240) | n.a |
| Sugarcane | 3.156 | 40.654 | -92% | 20.518 | 78.597 | -74% |
| Feather Cotton | 5.904 | 375 | n.a | 4.547 | 1.845 | n.a |
| Seed Cotton | 462 | (32) | n.a | 399 | (6.801) | n.a |
| Cattle raising | 802 | (225) | n.a | 545 | (561) | n.a |
| Others | (2.400) | (592) | n.a | (5.264) | (6.424) | -18% |
| **Total** | **26.386** | **54.803** | **-52%** | **88.445** | **109.818** | **-19%** |

## SELLING EXPENSES

| (R$ thousand) | 2Q26 | 2Q25 | Chg. (%) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|---|---|---|
| **Selling expenses** | **(13.883)** | **(10.651)** | 30% | **(28.875)** | **(24.247)** | **19%** |
| Freight | (3.455) | (1.885) | 83% | (11.544) | (6.156) | 88% |
| Storage and Processing | (10.174) | (8.467) | 20% | (16.709) | (13.993) | 19% |
| Fees | (205) | (56) | n.a | (261) | (3.755) | -93% |
| Provision for doubtful accounts | - | 17 | n.a | - | 1 | n.a |
| Others | (49) | (260) | -81% | (361) | (344) | 5% |

Selling expenses increased 19% in 6M26, to R$28.9 million, due to the increase in freight and storage/processing expenses, reflecting: (i) higher sales volume in the period; (ii) increase in freight cost per metric ton; and (iii) sales in the CIF modality, in which the company bears the cost of freight to the

port of destination. This cost is incorporated into the selling price, enabling an additional gain in the final revenue.

## GENERAL AND ADMINISTRATIVE EXPENSES

| (R$ thousand) | 2Q26 | 2Q25 | Chg. (%) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|---|---|---|
| **General and Administrative Expenses** | **(15.226)** | **(18.807)** | **-19%** | **(31.813)** | **(36.974)** | **-14%** |
| Depreciation and Amortization | (785) | (588) | 34% | (1.589) | (1.123) | 41% |
| Personnel expenses | (10.633) | (12.376) | -14% | (19.311) | (22.379) | -14% |
| ILPA expenses | 8 | (450) | n.a | (391) | (900) | -57% |
| Expenses with services providers | (2.462) | (2.288) | 8% | (3.854) | (3.811) | 1% |
| Leases and Rents | (150) | (224) | -33% | (254) | (462) | -45% |
| Taxes and fees | 555 | (495) | n.a | (2.144) | (3.536) | -39% |
| Travel expenses | (252) | (348) | -28% | (474) | (564) | -16% |
| Softwares & Signatures | (1.160) | (1.511) | -23% | (2.430) | (2.562) | -5% |
| Insurance | (173) | (216) | -20% | (354) | (432) | -18% |
| Others expenses | (174) | (311) | -44% | (1.012) | (1.205) | -16% |

In 6M26, general and administrative expenses totaled R$31.8 million, a 14% reduction compared to 6M25. The variation mainly reflects the reduction in personnel expenses, due to the payment of bonuses below the provisioned amount, as well as the reduction in taxes and fees, resulting from the increase in the reimbursement of expenses related to the listing of ADRs on the NYSE.

## OTHER OPERATING INCOME / EXPENSES

| (R$ thousand) | 2Q26 | 2Q25 | Chg. (%) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|---|---|---|
| **Other operating income/ expenses** | **(3.705)** | **(3.741)** | **-1%** | **(3.777)** | **(6.675)** | **-43%** |
| Gain/ Loss on sale of fixed assets | (906) | (5) | n.a | (1.083) | (166) | n.a |
| Expenses with Acquisition | (685) | (3.003) | -77% | (800) | (4.783) | -83% |
| Expenses with lawsuits | (466) | 28 | n.a | (435) | 173 | n.a |
| Donations from BrasilAgro Institute | (772) | (314) | n.a | (772) | (1.314) | -41% |
| Compensation expenses | - | (290) | n.a | - | (290) | n.a |
| Earnings from advantageous purchase | - | - | n.a | - | 348 | n.a |
| Others | (876) | (156) | n.a | (687) | (643) | 7% |

In 6M26, other operating income (expenses) improved compared to 6M25, mainly due to lower expenses associated with new business activities, which in 6M25 were impacted by farm acquisitions, indemnities, and prospecting activities. Additionally, donations to the BrasilAgro Institute totaled R$400,000 in 6M26, compared to R$1.0 million in 6M25, of which R$372,000 was contributed under tax incentive laws.

## FINANCIAL INCOME (LOSS)

| (R$ thousand) | 2Q26 | 2Q25 | Chg. (%) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|---|---|---|
| **Total** | **(1.077)** | **(75.735)** | **n.a** | **(41.143)** | **(75.963)** | **-46%** |
| Interest (i) | (21.555) | (20.441) | 5% | (44.152) | (37.797) | 17% |
| Monetary variation (ii) | 3 | (43) | n.a | - | (56) | n.a |
| Exchange vartiation (iii) | 1.385 | (9.636) | n.a | 11.020 | (9.708) | n.a |
| Present value adjustment (iv) | 19.088 | 37.017 | -48% | (35.793) | 25.362 | n.a |
| Derivative operations results (v) | (5.453) | (86.635) | -94% | 14.560 | (62.460) | n.a |
| Other financial income / expenses (vi) | 5.455 | 4.003 | 36% | 13.222 | 8.696 | 52% |

The consolidated financial result is composed of the following elements: (i) interest on loans; (ii) inflation adjustment on environmental services agreement; (iii) foreign exchange variation on offshore account, loans and inputs; (iv) present value of receivables from the sale of farm (fixed in soybean bags) and from leases; (v) gain/loss from hedge transactions; and (vi) bank expenses and charges as well as income from financial investments of cash and cash equivalents.

Interest expenses totaled R$44.1 million, up 17% year-on-year, mainly reflecting the higher average debt balance and the maintenance of high rates in CDI-indexed contracts.

Foreign exchange variations changed from a negative impact in 6M25, of R$9.7 million, to a positive impact in 6M26, of R$11.0 million, explained by the appreciation of the U.S. dollar against the Brazilian real in the period, with a positive effect on the Company's assets and dollar-denominated positions.

Fair value adjustment was -R$35.8 million in 6M26, explained by the negative variation in the amount receivable from the sale of farm, due to the decline in the price of soybean bag (in BRL) when compared to 6M25, as well as new lease agreements added to the Company's portfolio.

Derivative transactions posted a gain of R$14.6 million in 6M26, reversing the loss of R$62.5 million in 6M25. The improvement mainly reflects a scenario of lower FX and interest rate volatility in the period, in addition to the lower impact of post-fixed debt SWAPs, which had been more pressured in the previous year.

The gain/loss from derivative transactions reflects mainly the result of commodity and U.S. dollar FX hedge operations contracted to reduce the volatility in the Company's exposure, since our revenues, inventories, biological assets and farm receivables are positively or negatively correlated to commodity prices and the U.S. dollar rate.

## DERIVATIVE OPERATIONS

## HEDGE POSITION ON DECEMBER 31, 2025

| Harvest | Soybeans | | | FX | | |
|---|---|---|---|---|---|---|
| | Volume | % of hedge[1] | Price (USD/ bu) | Volume (thousand) | % of hedge[2] | BRL/ USD |
| 25/ 26 | 147.958 ton | 65% | 10,78 | USD 35.637 | 54% | 6,11 |

| Harvest | Corn | | | FX | | |
|---|---|---|---|---|---|---|
| | Volume | % of hedge[1] | Price (USD/ bu) | Volume (thousand) | % of hedge[2] | BRL/ USD |
| 25/ 26 | 39.567 ton | 27% | 53,77 | - | - | - |

| Harvest | Cotton | | | FX | | |
|---|---|---|---|---|---|---|
| | Volume | % of hedge[1] | Price (USD/ lb) | Volume (thousand) | % of hedge[2] | BRL/ USD |
| 25/ 26 | 3.520 ton | 53% | 69,24 | USD 5.374 | 55% | 6,65 |

| Harvest | Farm Sale Receivables | | | FX | | |
|---|---|---|---|---|---|---|
| | Volume | % of hedge[1] | Price (USD/ bu) | Volume (thousand) | % of hedge[2] | BRL/ USD |
| 2026 | 55.446 ton | 63% | 10,82 | 13.162 | 46% | 6,16 |

(1) Percentage of the soybean volume hedged, in metric tons.
(2) Percentage of expected revenue in USD.
(3) Percentage of the ethanol volume hedged, in $m^3$.

Note: For ethanol hedge, we consider the crop year as the sugarcane calendar (April through March).

## Balance Sheet

### CASH AND CASH EQUIVALENTS

| (R$ thousand) | 12/31/2025 | 06/30/2025 | Chg. (%) |
|---|---|---|---|
| **Cash and Cash equivalents** | 38.321 | 142.908 | -73% |
| Cash and Banks | 8.244 | 17.294 | -52% |
| Bank deposit certificates | 28.493 | 91.868 | -69% |
| Committed | 1.584 | 33.746 | -95% |
| **Marketable securities** | 16.325 | 16.908 | -3% |
| Financial Treasury Bill | 16.325 | 16.908 | -3% |
| **Restricted Marketable securities** | 18.604 | - | n.a |
| Bank deposit certificates | 18.604 | - | n.a |
| **Total** | 73.250 | 159.816 | -54% |

### DEBT

| (R$ thousand) | 12/30/2025 | 06/30/2025 | Chg. (%) |
|---|---|---|---|
| **Short Term** | 361.478 | 355.841 | 2% |
| **Long Term** | 524.695 | 529.678 | -1% |
| **Total Indebtedness** | 886.173 | 885.519 | n.a |
| (-) Cash and cash equivalents | 73.250 | 159.816 | -54% |
| (=) Adjusted Net Debt | 812.923 | 725.703 | 12% |
| (-) Farm Sale Receivables | 686.294 | 756.629 | -9% |
| (=) Adjusted Net Debt (+ Farm Receivables) | 126.629 | (30.926) | n.a |
| **Adjusted EBITDA for the last 12 months** | 138.234 | 267.321 | -48% |
| **Adjusted Net Debt / Adjusted EBITDA** | 0,92x | (0,12x) | n.a |
| **Adjusted Net Debt / NAV** | 3,39% | -0,83% | n.a |

The average cost of debt is 94.12% of the CDI rate.

### TRADE ACCOUNTS RECEIVABLE

| (R$ thousand) | 12/31/2025 | 06/30/2025 | Chg. (%) |
|---|---|---|---|
| Sugarcane Sales | 53.693 | 45.800 | 17% |
| Grains Sales | 30.590 | 73.869 | -59% |
| Cotton Sales | 22.201 | 3.946 | n.a |
| Cattle Raising Sales | 6.304 | 2.226 | n.a |
| Leases and Rents | 11.606 | 15.357 | -24% |
| Machinery Sales | 2.188 | 12.218 | -82% |
| Farm Sales | 214.486 | 235.419 | -9% |
| | **341.068** | **388.835** | -12% |
| Expected losses | (3.830) | (3.777) | 1% |
| **Current total** | **337.238** | **385.058** | -12% |
| Farm Sales | 471.808 | 521.210 | -9% |
| **Non-current total** | **471.808** | **521.210** | -9% |

## INVENTORIES

| (R$ thousand) | 12/31/2025 | 06/30/2025 | Chg. (%) |
|---|---|---|---|
| Soybean | 3.240 | 120.562 | -97% |
| Corn | 8.088 | 15.156 | -47% |
| Bean | 12.642 | 18.934 | -33% |
| Cotton | 56.498 | 23.638 | n.a |
| Other crops | 770 | 909 | -15% |
| **Agricultural Products** | **81.238** | **179.199** | **-55%** |
| **Agricultural Products - Fair Value** | **(6.275)** | **42.914** | **n.a** |
| Supplies | 114.311 | 71.405 | 60% |
| **Total** | **189.274** | **293.518** | **-36%** |

The biological assets for cattle are measured at fair value and controlled in accordance with two methodologies: calves and steers (heifers) from 12 to 15 months are controlled and valued per head, while older cattle are controlled based on weight.

| Inventories - Cattle Raising | Total Heads | Value (R$ thousand) |
|---|---|---|
| **In June 30, 2025** | **18.174** | **59.204** |
| Aquisition, Birth \| Aquisition Expenses | 2.772 | 6.324 |
| Handling Expenses | - | 9.931 |
| Sales | (9.516) | (33.707) |
| Deaths | (100) | (468) |
| Consumption | (24) | (46) |
| Exchange variation | - | 4.144 |
| Fair value variation | - | (5.737) |
| **In December 31, 2025** | **11.306** | **39.645** |

## INVESTMENT PROPERTIES

The Company's business strategy is based on the acquisition, development, commercial exploration and sale of rural properties suitable for agricultural and cattle raising activities. The Company acquires rural properties with significant potential to create value through transformation of the asset and the development of profitable agricultural and cattle raising activities.

Once a rural property is acquired, the Company strives to implement higher value-added crops and transform such properties by investing in infrastructure and technology. According to our strategy, when we understand that a rural property has reached its expected return, we sell it to realize capital gains.

The rural properties acquired by the Company are recognized at their acquisition cost, which does not exceed their net realizable value, and recorded under "Non-Current Assets."

Investment properties are assessed at their historical cost plus investments in buildings, improvements and clearing of areas, less accumulated depreciation, following the same criteria described for property, plant and equipment.

| (R$ thousand) | Acquisition value | Buildings and improvements | Area Opening | Operation Total | Construction in progress | Investment Properties |
|---|---|---|---|---|---|---|
| Initial Balance | 920.816 | 129.552 | 228.424 | 1.278.792 | 45.042 | 1.323.834 |
| Acquisitions | - | 148 | 1.406 | 1.554 | 35.563 | 37.117 |
| Reductions | - | (18) | (140) | (158) | - | (158) |
| Transfers | - | 15.151 | 14.270 | 29.421 | (29.421) | - |
| PPE / Investment Property | - | - | - | - | (1.985) | (1.985) |
| Depreciation | - | (3.224) | (15.614) | (18.838) | - | (18.838) |
| Cumulative Translation | 2.566 | 225 | 447 | 3.238 | 132 | 3.370 |
| **In Dec. 31, 2025** | **923.382** | **141.834** | **228.793** | **1.294.009** | **49.331** | **1.343.340** |

## DEPRECIATION – AREA CLEARING

| Depreciation (R$ thousand) | 2Q26 | 2Q25 | Chg. (%) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|---|---|---|
| Maintenance | (5.964) | (5.127) | 16% | (11.690) | (10.118) | 16% |
| Opening | (2.008) | (1.922) | 5% | (3.924) | (3.756) | 4% |
| **Total** | **(7.972)** | **(7.048)** | **13%** | **(15.614)** | **(13.873)** | **13%** |

## CAPEX - PROPERTY, PLANT AND EQUIPMENT

| (R$ thousand) | Equipments and facilities | Machinery | Furniture and untensils | Construction in progress | Fixed assets in progress | Sugarcane | Total fixed assets |
|---|---|---|---|---|---|---|---|
| Initial Balance | 78.768 | 19.059 | 4.126 | 101.953 | 4 | 130.712 | 232.669 |
| Acquisitions | 10.855 | 2.019 | 271 | 13.145 | 577 | 9.279 | 23.001 |
| Reductions | (610) | (481) | (109) | (1.200) | - | (877) | (2.077) |
| Transfers | 500 | 29 | 26 | 555 | (555) | - | - |
| PPE / Investment Property | 1.729 | - | - | 1.729 | (26) | 282 | 1.985 |
| Depreciation | (4.398) | (1.140) | (316) | (5.854) | - | (16.998) | (22.852) |
| Cumulative Translation | 25 | 1 | 4 | 30 | - | 48 | 78 |
| **In Dec. 31, 2025** | **86.869** | **19.487** | **4.002** | **110.358** | **-** | **122.446** | **232.804** |

## CAPITAL MARKETS

The Company was the first agricultural production company to list its shares on the Novo Mercado segment of B3 (São Paulo Stock Exchange) and the first Brazilian agribusiness company to list its ADRs on the NYSE (New York Stock Exchange).

### Stock Performance

On February 5, 2026, BrasilAgro's shares (AGRO3) were quoted at R$20.06, representing market capitalization of R$2.0 billion, while its ADRs (LND) were quoted at US$3.76.


AGRO3 x Ibovespa
(base 100 = 12/31/2024)
120
110
100
90
80
Jan-25
Feb-25
Mar-25
Apr-25
May-25
Jun-25
Jul-25
Aug-25
Sep-25
Oct-25
Nov-25
Dec-25
AGRO3
IBOV

| HI GHLI GHTS - AGRO3 | 6M26 | 6M25 |
|---|---|---|
| Average Daily Traded Volume (R$) | 3.162.402 | 6.142.593 |
| Maximum (R$ per share) | 21,27 | 26,43 |
| Mininum (R$ per share) | 18,59 | 22,12 |
| Average (R$ per share) | 20,23 | 24,06 |
| Closing Quote (R$ per share) | 19,94 | 22,12 |
| Variation in the period (%) | -10% | -17% |

# CONTACT INFORMATION

Telephone: + 55 (11) 3035-5374
Email: ri@brasil-agro.com



**Gustavo Lopez**
CFO e DRI



**Ana Paula Ribeiro**
Head de RI, Comunicação e Mercado de Capitais



**Deise Davanzo**
Coordenadora de RI e Comunicação



**Camila Stankevicius**
Analista de RI e Comunicação

ri@brasil-agro.com    +55 3035-5350    ri.brasil-agro.com

**Legal Notice**

The statements contained in this document relating to business outlooks, projections on operating and financial results and those relating to BrasilAgro's growth prospects are mere projections and, as such, are based solely on the expectations of the Board of Directors about the future of the business. These expectations depend substantially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without notice.

# WEIGHTS AND MEASURES IN AGRIBUSINESS

| Weights and Measures used in Agriculture | | |
|---|---|---|
| 1 ton | 1.000 kg | |
| 1 Kilo | 2,20462 pounds | |
| 1 pound | 0,45349 kg | |
| 1 acre | 0,1840 bushel | |
| 1 hectare (ha) | 2,47105 acres | |
| 1 hectare (ha) | 10.000 m2 | |
| 1 bushel | 5,4363 acres | |

| Soybean | | |
|---|---|---|
| 1 bushel of soybean | 60 pounds | 27,2155 kg |
| 1 bag of soybean | 60 kg | 2,20462 bushels |
| 1 bushel/ acre | 67,25 kg/ ha | |
| 1,00 US$/ bushel | 2,3621 US$/ bag | |

| Corn | | |
|---|---|---|
| 1 bushel of corn | 56 pounds | 25,4012 kg |
| 1 bag of corn | 60 kg | 2,36210 bushels |
| 1 bushel/ acre | 62,77 kg/ ha | |
| 1,00 US$/ bushel | 2,3621 US$/ bag | |

| Cattle | | |
|---|---|---|
| 1 arroba | ~66.2 pounds | 15 kg |
| 1 arroba (including carcass) | ~33.1 pounds | 30 kg |

| | FARMS | LOCATION | AQUISITION DATE | PROJECT | TOTAL AREA (ha) | ARABLE AREA (ha) |
|---|---|---|---|---|---|---|
| 1 | Jatobá Farm | Jaborandi / BA | mar/ 07 | Grains and Pasture | 8.868 | 7.007 |
| 2 | Alto Taquari Farm [1] | Alto Taquari / MT | aug/ 07 | Sugarcane | 1.373 | 764 |
| 3 | Chaparral Farm | Correntina / BA | nov/ 07 | Grains and Cotton | 24.841 | 17.651 |
| 4 | Nova Buriti Farm | Bonito de Minas / MG | dec/ 07 | Forest | 24.212 | 17.976 |
| 5 | Avarandado Farm (Partnership II) [2] | Ribeiro Gonçalves / PI | nov/ 13 | Grains | 7.456 | 7.456 |
| 6 | Morotí (Paraguai) | Boquerón | dec/ 13 | Grains and Pasture | 58.722 | 32.408 |
| 7 | ETH Farm (Partnership III) [3] | Alto Taquari / MT | may/ 15 | Sugarcane | 3.478 | 3.478 |
| 8 | Agro-Serra Farm (Partnership IV) [4] | São Raimundo das Mangabeiras / MA | feb/ 17 | Sugarcane | 13.645 | 13.645 |
| 9 | São José Farm | São Raimundo das Mangabeiras / MA | feb/ 17 | Sugarcane | 17.566 | 10.142 |
| 10 | Xingu Farm (Partnership V) [5] | Região do Xingu / MT | aug/ 18 | Grains | 13.092 | 13.092 |
| 11 | Regalito Farm (Partnership V) | Região do Xingu / MT | sep/ 22 | Grains | 5.714 | 5.714 |
| 12 | Arrojadinho Farm [6] | Jaborandi / BA | jan/ 20 | Grains | 16.644 | 11.716 |
| 13 | Rio do Meio Farm [7] | Correntina / BA | jan/ 20 | Grains | 5.753 | 3.883 |
| 14 | Serra Grande Farm | Baixa Grande do Ribeiro / PI | may/ 20 | Grains | 4.489 | 2.954 |
| 15 | Serra Grande II Farm (Partnership VII) [8] | Baixa Grande do Ribeiro / PI | may/ 20 | Grains | 6.013 | 6.013 |
| 16 | Acres del Sud (Bolivia) | Santa Cruz | feb/ 21 | Sugarcane | 9.875 | 8.978 |
| 17 | Unagro Farm (Partnership VII) [9] | Santa Cruz | feb/ 21 | Grains | 1.065 | 1.065 |
| 18 | São Domingos Farm (Partnership IX) [10] | Comodoro / MT | jul/ 22 | Grains | 7.657 | 7.657 |
| 19 | Panamby Farm | Querência, MT | sep/ 22 | Grains | 10.793 | 5.589 |
| 21 | Alto da Serra Farm (Partnership X)[11] | Brotas / SP | mar/ 24 | Sugarcane | 6.773 | 6.773 |
| 22 | Novo Horizonte Farm (Partnership XI)[12] | Primavera do Leste / MT | may/ 24 | Grains | 4.767 | 4.767 |
| | **Total** | | | | **252.796** | **188.727** |

(1) The Company will continue to operate 1,157 hectares of the area sold in Oct/ 21 until the 2024 harvest.
(2) BrasilAgro entered into an agricultural development partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
(3) BrasilAgro entered into an agricultural development partnership in the Parceria III Farm potentially up to March 31, 2026.
(4) BrasilAgro entered into an agricultural development partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.
(5) BrasilAgro entered into an agricultural development partnership in the Parceria V Farm for up to 12 years.
(6) Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.
(7) Farm acquired through the merger of Agrifirma.
(8) BrasilAgro entered into an agricultural development partnership in the Parceria VII Farm for up to 10 years.
(9) Farm partnership on the farm for a crop.
(10) Farm partnership on the farm for up to 12 crops.
(11) Partnership for agricultural development on the farm for 2 cycles of 6 years of sugarcane.
(12) Partnership for agricultural development for up to 16 years.


RR
AP
AM
PA
MA
CE
RN
PB
PE
AL
SE
PI
AC
RO
TO
MT
BA
GO
MG
ES
Bolívia
Paraguai
MS
SP
RJ
PR
SC
RS
31.211 ha
17.958 ha
46.874 ha
56.106 ha
10.940 ha
24.212 ha
6.773 ha
58.722 ha

Total of 252,796

## MARKET VALUE OF THE **PORTFOLIO**

As of June 30, 2025, the portfolio's market value, based on internal assessment, reached R$ 3.1 billion — an 8% increase compared to the previous crop year. This appreciation was primarily driven by the maturation of existing areas, the addition of irrigated land in Bahia, and stronger soybean prices. The internal valuation was based on an average soybean price of R$ 108.81 per 60 bag, compared to R$ 104.75 in the prior year.

Meanwhile, Deloitte, the independent consulting firm engaged to carry out a market appraisal of our properties, valued our portfolio at R$3.5 billion, resulting in an average value of R$29,596 per arable hectare and CAGR of 18% over the past five years.

The chart below shows the internal assessment of our portfolio and the market appraisal carried out by the independent consulting firm Deloitte Touche Tohmatsu in recent years:


Historical Evolution - Portfolio Assessment
13,045
12,697
1.9
22,948
21,849
3.3
3.4
22,948
22,071
3.3
25,465
21,993
3.1
3.6
25,465
22,113
2.9
29,596
25,923
3.1
3.5
19/20
20/21
21/22
22/23
23/24
24/25
Interna (R$ bi)
Deloitte (R$ bi)
R$/ha (interna)
R$/ha (Deloitte)

NET ASSET VALUE (NAV)

The market value of the properties considered in the calculation of the net asset value is as of June 30, 2025, net of taxes.

| (R$ thousand) | June 30, 2025 | |
|---|---|---|
| | Book | NAV |
| **BrasilAgro's Equity** | **2.177.728** | **2.177.728** |
| Properties appraisal¹ | | 2.878.864 |
| (-) Balance Sheet - Land Value (Investment Properties) | | (1.323.834) |
| **NAV - Net Asset Value** | **2.177.728** | **3.732.758** |
| Number of shares (ex-treasury) | 99.615 | 99.615 |
| **NAV per share (ex-treasury)** | **21,86** | **37,47** |

# INCOME STATEMENT

| (R$ thousand) | 2Q26 | 2Q25 | Chg. (%) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|---|---|---|
| Revenues from Farm Sales | - | - | n.a | - | 129.301 | n.a |
| Revenues from grains | 103.823 | 63.075 | 65% | 248.376 | 200.047 | 24% |
| Revenues from cotton | 37.991 | 22.124 | 72% | 60.073 | 39.015 | 54% |
| Revenues from sugarcane | 28.510 | 63.424 | -55% | 158.722 | 231.145 | -31% |
| Revenues from cattle raising | 24.305 | 3.591 | n.a | 34.983 | 9.758 | n.a |
| Revenues from farm leasing | 2.844 | 3.463 | -18% | 4.476 | 6.038 | -26% |
| Other revenues | 1.992 | 1.727 | 15% | 2.824 | 2.971 | -5% |
| Deductions from gross revenue | (8.407) | (4.290) | 96% | (15.427) | (10.564) | 46% |
| **Net Sales Revenue** | **191.058** | **153.114** | **25%** | **494.027** | **607.711** | **-19%** |
| Change in fair value of biological assets and agricultural products | (7.803) | 35.051 | n.a | (24.778) | 39.685 | n.a |
| Reversal of provision for recoverable value of agricultural products, net | 390 | 197 | 98% | 1.039 | (1.826) | n.a |
| **Net Revenue** | **183.645** | **188.362** | **-3%** | **470.288** | **645.570** | **-27%** |
| Cost of Farm Sale | - | - | n.a | - | (21.368) | n.a |
| Cost of agricultural products sale | (166.926) | (123.556) | 35% | (459.282) | (424.716) | 8% |
| **Gross Profit** | **16.719** | **64.806** | **-74%** | **11.006** | **199.486** | **-94%** |
| **Selling Expenses** | **(13.883)** | **(10.651)** | **30%** | **(28.875)** | **(24.247)** | **19%** |
| **General and Administrative Expenses** | **(15.226)** | **(18.807)** | **-19%** | **(31.813)** | **(36.974)** | **-14%** |
| Depreciation and Amortization | (785) | (588) | 34% | (1.589) | (1.124) | 41% |
| Personnel expenses | (10.505) | (12.449) | -16% | (19.736) | (23.279) | -15% |
| Expenses with services providers | (2.462) | (2.287) | 8% | (3.854) | (3.811) | 1% |
| Leases and Rents | (150) | (224) | -33% | (254) | (462) | -45% |
| Others expenses | (1.324) | (3.258) | -59% | (6.380) | (8.298) | -23% |
| **Other operating income/ expenses, net** | **(3.705)** | **(3.741)** | **-1%** | **(3.777)** | **(6.675)** | **-43%** |
| **Financial result** | **(1.077)** | **(75.735)** | n.a | **(41.143)** | **(75.963)** | **-46%** |
| Financial income | 127.999 | 85.790 | 49% | 277.222 | 164.754 | 68% |
| Interest on Financial Investments | 7.000 | 5.755 | 22% | 15.917 | 11.776 | 35% |
| Interest on assets | 1.080 | 340 | n.a | 1.907 | 629 | n.a |
| Foreign exchange variations | 3.781 | 4.847 | -22% | 16.485 | 10.671 | 54% |
| Income from receivables from farm sales' present value adjustment | 85.445 | 47.555 | 80% | 172.020 | 50.917 | n.a |
| Realized results with derivatives | 11.622 | 18.435 | -37% | 27.024 | 37.286 | -28% |
| Unrealized results with derivatives | 19.071 | 8.858 | n.a | 43.869 | 53.475 | -18% |
| Financial expenses | (129.076) | (161.525) | -20% | (318.365) | (240.717) | 32% |
| Interest expenses | (746) | (290) | n.a | (746) | (641) | 16% |
| Bank charges | (799) | (1.462) | -45% | (1.949) | (2.439) | -20% |
| Interest on liabilities | (22.635) | (20.781) | 9% | (46.059) | (38.426) | 20% |
| Monetary variations | 3 | (43) | n.a | - | (56) | n.a |
| Foreign exchange variations | (2.396) | (14.483) | -83% | (5.465) | (20.379) | -73% |
| Expense from leasings' present value adjustment | (14.171) | (12.228) | 16% | (29.000) | (23.028) | 26% |
| Expense from receivables from farm sales' present value adjustment | (52.186) | 1.690 | n.a | (178.813) | (2.527) | n.a |
| Realized results with derivatives | (18.990) | (17.218) | 10% | (24.906) | (43.284) | -42% |
| Unrealized results with derivatives | (17.156) | (96.710) | -82% | (31.427) | (109.937) | -71% |
| **Profit (loss) before income and social contribution taxes** | **(17.172)** | **(44.128)** | **-61%** | **(94.602)** | **55.627** | **n.a** |
| Income and social contribution taxes | 19.683 | 24.503 | -20% | 32.838 | 22.205 | 48% |
| **Profit (loss) for the period** | **2.511** | **(19.625)** | **n.a** | **(61.764)** | **77.832** | **n.a** |
| Outstanding shares at the end of the period | 99.615.457 | 99.615.457 | n.a | 99.615.457 | 99.615.457 | n.a |
| **Basic earnings (loss) per share - R$** | **0,0252** | **(0,1970)** | n.a | **(0,6200)** | **0,7813** | **n.a** |

# BALANCE SHEET – ASSETS

| Assets (R$ thousand) | 12/31/2025 | 06/30/2025 | Chg. (%) |
|---|---|---|---|
| **Current assets** | | | |
| Cash and Cash equivalents | 38.321 | 142.908 | -73% |
| Marketable securities | 16.325 | 16.908 | -3% |
| Derivative financial instruments | 40.820 | 29.609 | 38% |
| Trade accounts receivable | 384.346 | 429.465 | -11% |
| Inventories | 189.274 | 293.518 | -36% |
| Biologial assets | 405.675 | 265.440 | 53% |
| | **1.074.761** | **1.177.848** | **-9%** |
| **Non-current assets** | | | |
| Biological assets | 11.117 | 32.345 | -66% |
| Marketable securities | 18.604 | - | n.a. |
| Derivative financial instruments | 7.488 | 10.973 | -32% |
| Diferred taxes | 202.168 | 166.145 | 22% |
| Accounts receivable and other credits | 565.207 | 603.843 | -6% |
| Investment properties | 1.343.340 | 1.323.834 | 1% |
| Transactions with related parties | 3.082 | 2.822 | 9% |
| Investments | 1.335 | 1.335 | n.a |
| Property, plant and equipment | 232.804 | 232.669 | n.a |
| Intangible assets | 5.232 | 5.095 | 3% |
| Using rights | 270.044 | 280.093 | -4% |
| | **2.660.421** | **2.659.154** | **0%** |
| **Total assets** | **3.735.182** | **3.837.002** | **-3%** |

# BALANCE SHEET - LIABILITIES

| Liabilities (R$ thousand) | 31/12/2025 | 30/06/2025 | Chg. (%) |
|---|---|---|---|
| **Current liabilities** | | | |
| Trade accounts payable and other obligations | 202.555 | 176.029 | 15% |
| Loans, financing and debentures | 361.478 | 355.841 | 2% |
| Labor obligations | 14.326 | 21.481 | -33% |
| Derivative financial instruments | 10.718 | 15.492 | -31% |
| Other liabilities | 6.467 | 7.082 | -9% |
| Lease liabilities | 72.607 | 82.330 | -12% |
| | **668.151** | **658.255** | **2%** |
| **Non-current liabilities** | | | |
| Trade accounts payable and other obligations | 27.942 | 46.819 | -40% |
| Loans, financing and debentures | 524.695 | 529.678 | -1% |
| Diferred taxes | 32.757 | 36.880 | -11% |
| Lease liabilities | 364.160 | 343.454 | 6% |
| Derivative financial instruments | 13.509 | 17.632 | -23% |
| Provision for legal claims | 1.140 | 792 | 44% |
| Related parties transactions | 7.430 | 8.401 | -12% |
| Other liabilities | 17.363 | 17.363 | n.a. |
| | **988.996** | **1.001.019** | **-1%** |
| **Total liabilities** | **1.657.147** | **1.659.274** | **n.a.** |
| **Equity** | | | |
| Share Capital | 1.587.988 | 1.587.988 | n.a. |
| Expenses with issuance of shares | (11.343) | (11.343) | n.a. |
| Capital reserves | (7.801) | (8.193) | -5% |
| Treasury shares | (43.648) | (43.648) | n.a. |
| Profits reserves | 499.780 | 499.780 | n.a. |
| Proposed additional dividends | - | 42.220 | n.a. |
| Comprehensive Income | 114.823 | 110.924 | 4% |
| Accumulated profit | (61.764) | - | n.a. |
| **Total equity** | **2.078.035** | **2.177.728** | **-5%** |
| **Total liabilities and equity** | **3.735.182** | **3.837.002** | **-3%** |

## CASH FLOW

| (R$ thousand) | 6M26 | 6M25 | Chg. (%) |
|---|---|---|---|
| **CASH FLOW OF OPERATING ACTIVITIES** | | | |
| Profit (loss) for the period | (61.764) | 77.832 | n.a |
| **Adjustments to reconcile net income** | | | |
| Depreciation and amortization | 47.365 | 50.514 | -6% |
| Farm Sales Gain | - | (107.933) | n.a |
| Residual value of fixed and intangible assets | 2.317 | 3.146 | -26% |
| Written-off in investment properties | 516 | 392 | 32% |
| Gain unrealized results with derivatives (Net) | (12.442) | 56.462 | n.a |
| Exchange rate, monetary and financial charges (Net) | 48.122 | 59.386 | -19% |
| Adjustment to present value for receivables from sale of farms, machinery and financial leasings | 6.793 | (48.390) | n.a |
| Share based Incentive Plan ("ILPA") | 392 | 900 | -56% |
| Income and social contribution taxes | (40.146) | (37.647) | 7% |
| Fair value of biological assets and agricultural products and depletion of harvest | 24.778 | (39.685) | n.a |
| Provision (Reversal) of impairment of agricultural products after harvest | (1.039) | 1.826 | n.a |
| Provision (Reversal) allowance for receivables credit | - | (1) | n.a |
| Provisions for lawsuits | 348 | (150) | n.a |
| | (196) | - | n.a |
| | **15.044** | **16.652** | -10% |
| **Changes in the Short Term Operating Capital** | | | |
| Trade accounts receivable | 25.141 | (12.201) | n.a |
| Inventories | 71.442 | 16.742 | n.a |
| Biological Assets | (120.815) | (129.003) | -6% |
| Recoverable Taxes | (26.919) | (18.831) | 43% |
| Derivative Transactions | (4.181) | (95) | n.a |
| Other assets | 13.831 | 31.256 | -56% |
| Suppliers | 56.811 | 63.114 | -10% |
| Related parties | (1.344) | (614) | n.a |
| Taxes payable | (83) | 21.554 | n.a |
| Labor obligations | (7.155) | (5.410) | 32% |
| Advance from customers | 7.337 | (20.461) | n.a |
| Lease liabilities | (5.057) | (4.207) | 20% |
| Other obligations | (2.975) | 4.236 | n.a |
| Payments of lawsuits | - | (237) | n.a |
| Additions to investment properties | (37.117) | (38.180) | -3% |
| Farm sales receipts | 64.888 | 83.862 | -23% |
| **Net Cash generated by (used in) operating activities** | **48.848** | **8.177** | **n.a** |
| Income tax and social contribution paid | (4.330) | (10.983) | -61% |
| **Net cash generated by (used in) operating activities** | **44.518** | **(2.806)** | **n.a** |
| **CASH FLOW OF INVESTMENT ACTIVITIES** | | | |
| Additions to immobilized and intangible | (23.499) | (24.679) | -5% |
| Redemption of (investment in) marketable securities | (2.104) | 7.448 | n.a |
| Cash from business combination | - | 12 | n.a |
| Equity and investments acquisition | - | (348) | n.a |
| **Net Cash generated by (used in) investment activities** | **(25.603)** | **(17.567)** | **46%** |
| **CASH FLOW OF FINANCING ACTIVITIES** | | | |
| Loans and financing raised | 242.547 | 223.173 | 9% |
| Interest from Loans and Financing | (41.585) | (37.904) | 10% |
| Payment of loans and financing | (249.261) | (153.503) | 62% |
| Dividends paid | (74.998) | (154.521) | -51% |
| **Generated (provided) net cash by financing activities** | **(123.297)** | **(122.755)** | **n.a** |
| **Increase (decrease) in cash and cash equivalents** | **(104.382)** | **(143.128)** | **-27%** |
| **FX Variation in cash and cash equivalents** | **(205)** | **396** | **n.a** |
| Cash and cash equivalents initial balance | 142.908 | 170.953 | -16% |
| Cash and cash equivalents final balance | 38.321 | 28.221 | 36% |